Exhibit 99.3

ZenaTech Acquires Cardinal Civil Resources, a Virginia-Based Land Surveying and Engineering Firm Serving Three States and Large Customers Including US Department of Transportation

Vancouver, British Columbia, (August 7, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI-powered drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces the closing of its eighth and largest Drone as a Service acquisition to date.  The Company acquired Cardinal Civil Resources, a land surveying and engineering firm headquartered in Williamsburg, Virginia with operations across Virginia, North Carolina and South Carolina. The acquisition deepens ZenaTech’s DaaS footprint in the Southeast region and portfolio of marquee major customers including the US Department of Transportation (USDOT). The acquisition also comes at a pivotal time for the domestic drone industry, aligning with the recently policy directive BVLOS (Beyond Visual Line of Sight) proposal introduced by US Transportation Secretary Sean P. Duffy, aimed at expanding the commercial use of unmanned systems nationwide.

Founded in 2010 by a land survey and engineering industry veteran, Cardinal Civil Resources has earned a strong reputation for delivering complex survey and mapping projects for USDOT and other federal agencies, and for state agencies, municipalities and prominent city customers. Cardinal’s commercial portfolio includes a large national homebuilder as well as custom residential developers, large-scale multi-unit builders, airport hangars, and the US National Park Service, reflecting the breadth of its operations and depth of trusted client relationships.

“This eight acquisition not only further expands our national footprint, but it connects us to a deeply rooted base of premier long-term government and commercial clients,” said Shaun Passley, Ph.D., ZenaTech CEO. “Cardinal’s trusted relationships, from transportation agencies to nationally recognized homebuilders, provides a solid foundation to scale Drone as a Service in the Southeast. With the proposed BVLOS rule just introduced by the US Transportation Secretary and growing national momentum around domestic infrastructure modernization, we believe ZenaTech’s DaaS is well-positioned to lead where innovation meets demand.”

Cardinal Civil Resources enhances ZenaTech’s DaaS capabilities in the following key areas:

•Established Southeast Operations and immediate entry into high-growth markets across Virginia, North Carolina, and South Carolina, regions with sustained infrastructure investment and public contracting activity

•Multi-year Government Contracts with federal, state, and key local municipalities, which provides stable, long-term revenue and deepens the company’s expertise in public-sector projects

•Commercial/Builder Client Base, which spans national homebuilders, residential developers, airport facilities, and park services opens new verticals for scalable Drone as a Service deployment

US Transportation Secretary Sean Duffy’s August 5 proposed rule to expand Beyond Visual Line of Sight (BVLOS) operations removes the need for case-by-case waivers, replacing them with a streamlined, standardized framework. This change unlocks wider drone use for many government land and road projects. The Company believes the Cardinal acquisition is perfectly timed, leveraging ZenaDrone’s advanced drone technology with Cardinal’s proven surveying expertise to deliver faster, efficient, safer and more precise results for government projects particularly with larger areas to survey or for remote and inaccessible terrains suited to a BVLOS drone.

ZenaTech has now completed eight US acquisitions toward its goal of acquiring and establishing 25 Drone as a Service locations nationwide by mid-next year. The company’s DaaS model provides flexible, on-demand access to drone services for surveying, inspections, automation, and more, eliminating the need for customers to invest in drone hardware and software, pilots, maintenance, or regulatory compliance. The company is acquiring land survey engineering companies and other businesses ripe for innovation, to advance its national vision for a scalable, tech-enabled multiservice drone business anchored by existing customers and recurring revenue opportunities.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a business technology solution provider specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in agriculture, defense, logistics and land survey sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision, and cost savings. The Company operates through offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and network in the US.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.